Exhibit 99.2

FORM 51-101F4

NOTICE OF FILING OF 51-101F1 INFORMATION

On March 21, 2024, Suncor Energy Inc. (the "Corporation") filed its reports under section 2.1 of NI 51-101, which can be found in the Corporation's annual information form dated March 21, 2024 under the Corporation's profile on SEDAR at www.sedar.com.